(713) 860-7352
willburns@paulhastings.com

September 6, 2023

VIA EDGAR CORRESPONDENCE FILING

Ms. Kimberly Browning
Division of Investment Management
Mr. David Orlic

Disclosure Review Office

Mr. John F. Kernan

Mr. Ken Ellington

Disclosure Review and Accounting Office
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-8626

Re:	Kayne Anderson Energy Infrastructure Fund, Inc. Registration Statement on Form N-14 (File No. 333-270879) and Related Schedule 13E-3

Dear Ms. Browning and Messrs. Orlic, Kernan and Ellington:

This letter relates to Amendment No. 2 to the Registration Statement on Form N-14 (the “Registration Statement”) of our client, Kayne Anderson Energy Infrastructure Fund, Inc. (“KYN” or the “Registrant”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2023 pursuant to the Securities Act of 1933, as amended. This letter is being filed in response to oral comments given on (i) August 14, 2023 by Ken Ellington of the staff of the Commission (the “Staff”) and (ii) August 30, 2023 by Kim Browning of the Staff.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). At your request, we will send to you by email a marked copy of the Registration Statement showing changes made.

Each response is prefaced by the Staff’s corresponding comment in italicized text. We have restated the substance of those comments to the best of our understanding. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 3. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 3. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in the Registration Statement.

PROSPECTUS COVER

1.	Please revise the Commission legend on the cover page to conform to the language in Securities Exchange Act of 1934, as amended, Rule 13e-3(e)(1)(iii): “Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document.” The legend also must make it clear that any representation to the contrary is a criminal offense.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

JOINT PROXY STATEMENT/PROSPECTUS

2.	With respect to prior comment 4, the Staff notes that a tax opinion was filed as Exhibit 12 to Amendment No. 2. The Staff notes that the revised disclosure regarding the tax treatment included in Amendment No. 2 states that the “Merger is intended to qualify as a tax-free merger for federal income tax purposes,” while the tax opinion states that the Merger will qualify as a tax-free merger for federal income tax purposes. Please harmonize the disclosure with the language in the tax opinion.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 6, 2023

3.	Under the heading “Questions and Answers—What are the material differences between the Companies?” (and elsewhere in the joint proxy statement/prospectus where the differences between the Companies are discussed), please expand the discussion of the Boards’ considerations to include the increase in the management fee. In addition, please revise the disclosure to clarify that the Boards considered all “principal” risks, “principal” investment policies and “principal” investment strategies of the Companies. Finally, please supplementally confirm to the Staff that all material differences between the Companies’ principal investment policies, principal investment strategies and principal risks have been disclosed.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly. In addition, the Registrant confirms to the Staff that all material differences between the Companies’ principal investment policies, principal investment strategies and principal risks have been disclosed.

4.	With respect to the disclosure under the heading “Questions and Answers—How has KYN performed relative to KMF on a total return basis?”, please refer to Instruction 4(g)(2)(b) to Item 24 of Form N-2, which requires disclosure of average annual total returns. Such disclosure must be included in the Registration Statement, though supplemental disclosure of total returns may also be included.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

5.	With respect to the disclosure regarding the management fee waiver (for example, under the heading “Questions and Answers—Will the Merger have any impact on management fees?”), please additionally disclose that if the waiver is terminated that management fees could increase.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

6.	In the discussion of portfolio rebalancing costs under the heading “Questions and Answers—How will the costs associated with the proposed Merger be allocated?”, please revise the disclosure to clarify that such costs will ultimately be borne by each Company’s common stockholders.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

7.	With respect to prior comment 54, please refer to Instruction 4 to Item 3 of Form N-2, which requires all fees (except brokerage commissions) to be disclosed in the line item with respect to the Dividend Reinvestment Plan. Accordingly, the Staff believes that the $15 transaction fee described in the footnote should be included in the table with a parenthetical explanation that it’s a per sales transaction fee. In addition, other fees borne by the Companies with respect to the Dividend Reinvestment Plan (such as administration fees) should be included or the disclosure should be revised to clarify that such fees are included in “Other Operating Expenses”.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

8.	Under the heading “Summary—Comparison of the Companies—Investment Objectives and Principal Investment Strategies” (and elsewhere similar disclosure appears), if accurate please clearly disclose that there are no material differences between the Companies’ investment objectives. If such a statement would not be accurate, please revise accordingly.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 6, 2023

9.	Under the heading “Proposal One: Merger—Automatic Dividend Reinvestment Plan,” please revise the disclosure to make more clear that the discussion applies to both Companies and that there are no material differences between the Companies’ plans.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

EXHIBITS

10.	The Staff notes that the legality opinion previously filed as Exhibit 11 does not include the consent to discussion in the joint proxy statement/prospectus of such opinion. Please include such consent or explain to the Staff why it is not required.

Response: The Registrant acknowledges the Staff’s comment and notes that the joint proxy statement/prospectus does not include a discussion of the legality opinion and thus believes that such consent is not applicable.

11.	With respect to prior comment 4, the Staff notes that the tax opinion filed as Exhibit 12 does not include the consent to discussion in the joint proxy statement/prospectus of such opinion. Please update the opinion to include such consent unless the Registrant does not believe such consent is applicable.

Response: The Registrant acknowledges the Staff’s comment and has revised the tax opinion (re-filed with Amendment No. 3) to include the consent to discussion in the joint proxy statement/prospectus of such opinion.

12.	In the tax opinion filed as Exhibit 12, the Staff notes that the lead in language to the assumptions includes the words “with your permission.” Please explain to the Staff why such language is appropriate or revise the opinion to remove it. In addition, please confirm to the Staff that the Registrant believes the listed assumptions are appropriate.

Response: The Registrant acknowledges the Staff’s comment and has revised the tax opinion (re-filed with Amendment No. 3) to remove such language. In addition, the Registrant confirms to the Staff that it believes the assumptions listed in the opinion are appropriate, in light of the fact that they are quite limited and only relate to (i) the accuracy and execution of documents (i.e., future conduct), (ii) the accuracy of representations and warranties (which underpin factual considerations) and (iii) the future performance of covenants. Perhaps most importantly, the opinion does not assume the tax consequence at issue. Accordingly, the Registrant believes that such assumptions are consistent with those allowed assumptions addressed in Staff Legal Bulletin No. 19.

ACCOUNTING STAFF COMMENTS

13.	Under the heading “Fees and Expenses for Common Stockholders of the Companies as of May 31, 2023” on page 24, please (i) move the line item “Income Tax Expense” to appear before “Other Operating Expenses (exclusive of current and deferred income tax expense)” and after “Dividend Expenses” and (ii) remove the parenthetical after “Annual Expenses (exclusive of current and deferred income tax expense).”

Response: The Registrant acknowledges the Staff’s comment but notes that the income tax expenses are not regular, ongoing operating expenses because they represent only estimated liabilities contingent on other factors. The Registrant believes that line item is properly placed separately so that investors have a precise sense of regular operating expenses without regard to these estimated contingent expenses. Further, this expense presentation is consistent with numerous prior registration statements by the Registrant and for other closed-end funds that are taxed as corporations when there are contingent deferred tax amounts. For example, please see (i) page 43 of the Registration Statement on Form N-2 filed by ClearBridge Energy MLP Fund Inc. on September 19, 2018, (ii) page 3 of the Registration Statement on Form N-14 filed by ClearBridge Energy MLP Opportunity Fund Inc. on September 10, 2018 and (iii) page 12 of the Registration Statement on Form N-14 filed by the Registrant on December 22, 2021.

Consistent with that presentation, the Registrant believes the referenced parenthetical is appropriate.

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 6, 2023

14.	In that same table, the Management Fee Waiver line item should appear below the Total Annual Expenses line item (and the footnote disclosure revised accordingly).

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

15.	In that same table, please consider moving the management fee waiver disclosure in footnote 4 into a separate footnote that corresponds to the separate line item for the management fee waiver.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

16.	In the Example under that same heading on page 25, please confirm that the numbers are correct, as they appear too low.

Response: The Registrant acknowledges the Staff’s comment and has revised the fee table and Example in Amendment No. 3 to better align with the requirements of Form N-14.

17.	In that same Example, please reorder the Companies to match the ordering in the fee and expense table above.

Response: The Registrant acknowledges the Staff’s comment and has revised Amendment No. 3 accordingly.

18.	Please provide the Staff with a copy of the current consent of the Registrant’s independent public accountants.

Response: The Registrant acknowledges the Staff’s comment and notes that the requested consent was included as Exhibit 14.1 to Amendment No. 2 to the Registration Statement.

19.	Where incorporating financial statements by reference, please include a hyperlink to each of the respective filings.

Response: The Registrant acknowledges the Staff’s comment and notes that the requested hyperlinks were included on page SAI-36 in Amendment No. 2 to the Registration Statement.

20.	Where discussing the expected increase in distributions in connection with the Merger, please confirm the accuracy of the expected increase and add cautionary language with respect to such estimate.

Response: The Registrant acknowledges the Staff’s comment. Further, the Registrant remains comfortable with the estimated increase disclosed and notes that cautionary language with respect to such estimate was included in Amendment No. 2 to the Registration Statement.

Ms. Kimberly Browning
Mr. David Orlic

Mr. John F. Kernan
Mr. Ken Ellington

U.S. Securities and Exchange Commission
September 6, 2023

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (713) 860-7352.

Very truly yours,

/s/ R. William Burns III

R. William Burns III
of PAUL HASTINGS LLP

cc:	Kayne Anderson Energy Infrastructure Fund, Inc. David A. Hearth, Paul Hastings LLP